File no: 0-29718

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02041665

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 5-31-02

For the month of May, 2002.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC, Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below).

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. State the full name, address and telephone number of the issuer of the security distributed (the" Issuer")

   LAS VEGAS FROM HOME.COM ENTERTAINMENT INC. (the "Issuer")
   Name of Issuer

   P.O. Box 10147, Pacific Centre, 1460 - 701 West Georgia Street, Vancouver, B.C. V7Y 1C6
   Address

   (604) 681-0204
   Telephone Number

2. State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is an "exchange issuer" on the Canadian Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms or exercise or conversion and any expiry date.

   An aggregate of 1,665,000 common shares in the capital of the Issuer at a price of $0.10 per common share.

5.

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased (common shares)	Date of distribution	Price per Security /total Purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Hyrant Karakas 877 Beaconsfield Rd N. Vancouver, Bc V7R 1S7	40,000	April 30, 2002	$0.10 per share	MI 45-103	4 month hold period
Ohannes Isbeceryan 5407 West Vista Court W. Vancouver, BC V7W 3G8	40,000	April 30, 2002	$0.10 per share	MI 45-103	4 month hold period
Minhas Sayani 107 B- B Arenco Building Zabeel Road, Karama P.O. Box 30020 Dubai, U.A.E.	600,000	April 30,2002	$0.10 per share	BCI 72-503	4 month hold period
Mandalay Investment Ltd 13/F Gloucester Tower The Landmark, 11 Pedder St. Central Hong Kong	500,000	April 30, 2002	$0.10 per share	BCI 72-503	4 month hold period
Richard Bullock 10 Route Del' Aeroport P.O. Box 691 1215 Geneva 15, Switzerland	485,000	April 30, 2002	$0.10 per share	BCI 72-503	4 month hold period

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")
P.O. Box 10147
#1460-701 West Georgia Street
Vancouver, BC V7Y 1C6

2. Date of Material Change:

March 28, 2002

3. News Release:

News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

Further to the Company's News Release dated March 25, 28, and April 16,2002, the Company is pleased to announce that has closed and final tranche of the non-brokered Private Placement Financing. The Company has issued a total of 1,665,000 common shares in the capital of the Company at the price of $0.10 per common share, for total proceeds of $166,500. The Private Placement Financing shares which have been issued are subject to a hold period expiring on August 30, 2002.

The company will expend the proceeds from this non-brokered Private Placement towards software development, and any unspent amounts will be applied towards general working capital.

5. Full Description of Material Change:

See attached Schedule "A"

6. Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 28^{h} day of March, 2002.

LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"

Chairman

c.c.: British Columbia Securities Commission
Attention: Continuous Disclosure

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

Schedule "A"

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

April 30, 2002

Further to the Company's News Release dated March 25, 28, and April 16, 2002 the Company is please to announce that it has closed the second and final tranche of non-brokered Private Placement Financing. The Company has issued a total of 1,665,000 common shares in the capital of the Company at the price of $0.10 per common share, for total proceeds of $166,500. The Private Placement Financing shares which have been issued are subject to a hold period expiring on August 30,2002.

The Company will expend the proceeds from this non-brokered Private Placement towards software development, and any unspent amounts will be applied towards general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Las Vegas From Home.com ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

May 17, 2002

The Company has today granted a total of 1,163,907 incentive share purchase options to three directors and four employees all at Canadian $0.11 per common share. The incentive share purchase options granted will be subject to a four month hold period.

Furthermore, the Company has today amended a total of 1,275,890 incentive share purchase options previously granted to four directors and three employees as to the exercise price only to Canadian $0.11 per common share.

The granting of the 1,163,907 incentive share purchase options, and the repricing of the 1,275,890 previously granted incentive share purchase options, are both subject to regulatory approval.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

C:Lcpmay17

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

LasVegasFromHome.com ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

May 17, 2002

Las Vegas From Home.com Entertainment Inc. (the "Company") is pleased to announce that its wholly-owned Antiguan Subsidiary's on-line multi-player interactive poker games which operate under the URL.www.gutspoker.com is receiving favorable reception from the general public. Moreover, the Company's Antiguan Subsidiary is receiving numerous inquiries from various parties who are interested to enter into different types of business relationships in respect to its **Gutspoker** Software.

The Company is also pleased to announce that to date the Company's wholly-owned Antiguan Subsidiary has entered into 2 (two) Licensing Agreements, and 2 (two) Master Affiliate Agreements in respect to its **Gutspoker** Software with various parties that are at arm's length to the Company.

The 2 (two) executed Licensing Agreements are expected to add to the Company's growing revenue streams commencing during the 3rd quarter of 2002. These Licensing Agreements that have been entered into are with well established and major on-line gaming operators who will initially focus on leveraging their existing players with this new vertical.

The Company has also signed 2 (two) Master Affiliate Agreements with companies which together bring targeted gaming databases of over 8 (eight) million on-line users. With a network of hundreds of websites and a solid understanding of the e-gaming market, these affiliates are expected to drive their on-line customers to www.Gutspoker.com.

President and CEO Jake Kalpakian said "This is another step in our efforts to expand our marketing presence globally by partnering with well established companies which create valuable synergies and allow us to accelerate our expansion by gaining access to large targeted on-line global audiences".

Moving forward, the Company will continue to focus on developing, enhancing and marketing its **Gutspoker** Software as well as expanding into new business opportunities.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

LAS VEGAS FORWARD LOOKING STATEMENT DISCLOSURE:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe habor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")
P.O. Box 10147
#1460-701 West Georgia Street
Vancouver, BC V7Y 1C6

2. Date of Material Change:

May 17, 2002

3. News Release:

News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

The Company announced that its wholly-owned Antiguan Subsidiary's on-line multi-player interactive poker games which operate under the URL.www.gutspoker.com is receiving favorable reception from the general public. Moreover, the Company's Antiguan Subsidiary is receiving numerous inquiries from various parties who are interested to enter into different types of business relationships in respect to its **Gutspoker** Software.

The Company also announced that to date the Company's wholly-owned Antiguan Subsidiary has entered into 2 (two) Licensing Agreements, and 2 (two) Master Affiliate Agreements in respect to its **Gutspoker** Software with various parties that are at arm's length to the Company.

The 2 (two) executed Licensing Agreements are expected to add to the Company's growing revenue streams commencing during the 3rd quarter of 2002. These Licensing Agreements that have been entered into are with well established and major on-line gaming operators who will initially focus on leveraging their existing players with this new vertical.

The Company has also signed 2 (two) Master Affiliate Agreements with companies which together bring targeted gaming databases of over 8 (eight) million on-line users. With a network of hundreds of websites and a solid understanding of the e-gaming market, these affiliates are expected to drive their on-line customers to www.Gutspoker.com.

President and CEO Jake Kalpakian said "This is another step in our efforts to expand our marketing presence globally by partnering with well established companies which create valuable synergies and allow us to accelerate our expansion by gaining access to large targeted on-line global audiences".

Moving forward, the Company will continue to focus on developing, enhancing and marketing its **Gutspoker** Software as well as expanding into new business opportunities.

5. Full Description of Material Change:

See attached Schedule "A"

6. Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 17th day of May, 2002.

LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"

____
Chairman

c.c.: Canadian Venture Exchange
Attention: Listings

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

F27May17

SCHEDULE "A"
NEWS RELAEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

May 17, 2002

Las Vegas From Home.com Entertainment Inc. (the "Company") is pleased to announce that its wholly-owned Antiguan Subsidiary's on-line multi-player interactive poker games which operate under the URL.www.gutspoker.com is receiving favorable reception from the general public. Moreover, the Company's Antiguan Subsidiary is receiving numerous inquiries from various parties who are interested to enter into different types of business relationships in respect to its **Gutspoker** Software.

The Company is also pleased to announce that to date the Company's wholly-owned Antiguan Subsidiary has entered into 2 (two) Licensing Agreements, and 2 (two) Master Affiliate Agreements in respect to its **Gutspoker** Software with various parties that are at arm's length to the Company.

The 2 (two) executed Licensing Agreements are expected to add to the Company's growing revenue streams commencing during the 3rd quarter of 2002. These Licensing Agreements that have been entered into are with well established and major on-line gaming operators who will initially focus on leveraging their existing players with this new vertical.

The Company has also signed 2 (two) Master Affiliate Agreements with companies which together bring targeted gaming databases of over 8 (eight) million on-line users. With a network of hundreds of websites and a solid understanding of the e-gaming market, these affiliates are expected to drive their on-line customers to www.Gutspoker.com.

President and CEO Jake Kalpakian said "This is another step in our efforts to expand our marketing presence globally by partnering with well established companies which create valuable synergies and allow us to accelerate our expansion by gaining access to large targeted on-line global audiences".

Moving forward, the Company will continue to focus on developing, enhancing and marketing its **Gutspoker** Software as well as expanding into new business opportunities.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.
"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

LAS VEGAS FORWARD LOOKING STATEMENT DISCLOSURE:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe habor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

May 17, 2002

<u>VIA SEDAR</u>

B.C. SECURITIES COMMISSION
Vancouver, BC
Attention: Statutory Filings

ALBERTA SECURITIES COMMISSION
Calgary, AB
Attention: Statutory Filings

TSX VENTURE EXCHANGE
Vancouver, BC
Attention: Listings Services Dept

Dear Sirs/Mesdames:

Re: Las Vegas From Home.com Entertainment Inc. (the "Company")

Attached are the following material in respect to the Company's upcoming 2002 Annual General Meeting.

1. Notice of Annual General Meeting/Information Circular.
2. Proxy.
3. Supplemental Return Card.
4. 2001 President's Report to Shareholders/Quarterly and Year End Report BC Form 51-901F for the year ended December 31, 2001 and the audited financial statements for the year ended December 31, 2001.

We confirm that all the above materials were mailed out on May 17, 2002 to the Company's registered and beneficial shareholders as evidenced by the attached confirmation provided by our transfer agent, Computershare Trust Company of Canada, Vancouver, BC.

Yours sincerely,

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

"Florence Chin"

Florence Chin
Corporate Secretary

Encl.

c.c. Anfield Surjir Kennedy & Durno
Attention: Mike Kennedy (w/ encl.)

BCSC:lvbcsc02

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

Lucky 1 Enterprises Inc. (the "Company")
(formerly Golden Nugget Exploration Inc.)
P.O. Box 10147
#1460-701 West Georgia Street
Vancouver, BC V7Y 1C6

2. Date of Material Change:

May 17, 2002

3. News Release:

News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

The Company announced a non-brokered Private Placement Financing with certain Company Directors and individuals for up to 5,000,000 Units of the Company's securities at the price of Canadian $0.05 per Unit, for total proceeds of Canadian $250,000. Each Unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of Canadian $0.15 per common share if exercised in the first year and at an exercise price of Canadian $0.20 per common share if exercised in the second year. There will be no finder's fee payable in respect to this Private Placement Financing. The proceeds of the Private Placement Financing will be used for general working capital.

5. Full Description of Material Change:

See attached Schedule "A"

6. Senior Officer:

Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-1519 for further information.

7. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 17th day of May, 2002.

LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"

President

c.c.: Quebec Securities Commission
Attention: Continuous Disclosure

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

gggmay17

SCHEDULE "A"

NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

May 17, 2002

LUCKY 1 ENTERPRISES INC. (the "Company") is pleased to announce a non-brokered Private Placement Financing with certain Company Directors and individuals for up to 5,000,000 Units of the Company's securities at the price of Canadian $0.05 per Unit, for total proceeds of Canadian $250,000. Each Unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of Canadian $0.15 per common share if exercised in the first year and at an exercise price of Canadian $0.20 per common share if exercised in the second year. There will be no finder's fee payable in respect to this Private Placement Financing. The proceeds of the Private Placement Financing will be used for general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519.

On behalf of the Board of
Lucky 1 Enterprises Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian, President

C:GNRmay17.doc

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Registrant)

Date June 7, 2002 By ____________________
(Signature)*

*Print the name and title of the signing officer under his signature.